Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: February 21, 2013

MERGER

Associate FAQ

(For Office Depot Portal)

General FAQs

Q: Why are we merging with OfficeMax?

A: We believe that as a combined company we will be even better positioned to meet the evolving needs of customers, offer new opportunities for our associates, become a more attractive partner to our vendors, and increase shareholder value. Through the merger, we will build a stronger, more efficient organization able to meet the growing challenges of a fragmented and rapidly changing industry.

Customers of all sizes will benefit from enhanced offerings across multiple distribution channels and geographies. The combined company will have significantly improved financial strength and flexibility with the ability to deliver long-term operating performance and improvements through its increased scale and significant synergy opportunities.

Q: Why are we doing this now?

A: We believe that our industry has changed dramatically in the past decade and that combining our two companies will enhance our ability to serve customers around the world, offer new opportunities for our associates, make us a more attractive partner to our vendors, and increase shareholder value.

Q: What is the long-term vision for the new company?

A: The long-term vision of the new company is to create a stronger, more efficient global provider of office solutions. We want to provide a better shopping experience for our customers, new opportunities for our associates, and more value to our shareholders.

Q: When do you expect the transaction to close?

A: We will work as quickly as possible to gain regulatory and shareholder approval. We currently anticipate that the deal will close by the end of 2013.

Q: Who will lead the combined company?

A: Following the closing, the combined company’s newly constituted Board of Directors will include equal representation and governance rights from each of the two companies. The parties have also agreed to form a selection committee made up of an equal number of independent Board members from each company that will oversee the search process for naming a CEO for the combined company. Both incumbent CEOs, as well as external candidates, will be considered in the search process. Neil Austrian, the Chairman and CEO of Office Depot, and Ravi Saligram, the President and CEO of OfficeMax, will remain in their current positions through the completion of the search process.

The combined company’s management team is expected to draw upon the experienced group of leaders from both companies.

Q. How long will it take to find a new CEO?

A: It is too soon to say how long it will take, but the Boards of both companies are committed to finding the absolute best candidate to lead the combined company.

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Q. What will happen to Neil Austrian?

A. The search for a CEO will include the incumbent CEOs as well as external candidates. Neil Austrian will remain in his position as Chairman and CEO of Office Depot through the completion of the search process.

Q. What will be the name of the combined company?

A: The combined company’s name is expected to be determined following the appointment of a CEO for the combined company.

Q: Where will the headquarters be located?

A: The combined company’s corporate headquarters and location of other operational functions are expected to be determined following the appointment of a CEO for the combined company.

Q: Are there plans to close any headquarters, stores, warehouses, sales offices?

A: No decisions have been made at this time.

Q: Are we scaling back on capital and expense investments in strategic initiatives until the merger closes?

A: We plan to continue to invest in our strategic initiatives in order to keep making progress in our business.

Q: How will the combined company better serve our customers?

A: The combination aligns two leading retailers, enabling us to more fully embrace an omnichannel approach in which our customers are empowered to buy what, when, how, and where they want. By combining our insights and innovative ideas, we will be better able to understand customers’ unmet needs and develop more effective solutions. Customers of all sizes will benefit from enhanced offerings across multiple distribution channels and geographies.

Q: How will the combined company be a stronger competitor in the marketplace?

A: The combined company will be well positioned to optimize its shared multichannel sales platform and distribution network, primarily in North America. Together, the companies will provide a wide array of services and solutions that enable customers to work more efficiently and productively. By implementing best practices in sales, operations and management, the combined company is expected to be better able to compete with the many online retailers, warehouse clubs and other traditional retailers that are placing a greater emphasis on office product sales and will be able to pass on these improvements to its customers.

Transaction Details

Q: What is a Merger of Equals (MOE)?

A: A MOE recognizes that the merged company will be a combination of both Office Depot and OfficeMax. The combined company’s board will be made up of six Office Depot and six OfficeMax directors. The Board governance will be shared by the directors designated by each party, and a CEO will be selected by both parties’ directors. The shareholders from each company will retain ownership in the combined entity since the deal will be structured as a stock-for-stock, tax-free exchange.

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Q: What are the terms of the transaction?

A: Under the terms of the agreement, OfficeMax stockholders will receive 2.69 Office Depot common shares for each share of OfficeMax common stock.

Office Depot stockholders will own a majority of the combined company’s shares after closing.

The transaction is structured to be tax-free to the shareholders of both companies.

The merger is subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

Q: Does Starboard Value’s recent investment in Office Depot and request for change in direction have anything to do with this decision?

A: Our decision was not made in response to any specific request from Starboard. After evaluating all aspects of our operations, we believe it is in the best interests of our internal and external stakeholders to combine the two companies to enhance our ability to serve customers around the world, offer new opportunities for our associates, and generate greater value for shareholders. We believe that this merger makes sense for all of our shareholders, including Starboard.

Associate-Specific Questions

Q: Why couldn’t we (associates) learn about this news sooner?

A: As a public company, we are required by law to abide by certain public disclosure rules. We could not make any announcements until the material terms were finalized and the boards of directors approved the merger agreement.

Q: What will the transition process be like for me? How will you prepare me for the transition?

A: We will continue to keep you updated as we move forward in this process. Information will be housed on the portal and you will receive regular updates from senior management and have an opportunity to provide feedback.

Q: What if the merger doesn’t get approved?

A: We are optimistic about the approval process.

Q: Will Office Depot or OfficeMax have a reduction in force or layoffs? Will any jobs be eliminated?

A: It’s too early to comment on what impact a merger may have on jobs within various functions. However, we are committed to communicating with associates, as soon as we can, throughout this process. Once the merger is finalized, we will be building the new company with talented people from both companies.

Q: When can I expect to learn about the future of my job?

A: We expect the transaction to close by the end of calendar 2013. Until the merger is complete, we must continue to remain focused on our jobs and serve our customers to the best of our ability. We will continue with implementation of our strategy and we do not have plans to make any significant changes in our organization at this time. We are committed to communicating to you important decisions as soon as we can.

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Q: In the case of redundant positions, how will decisions be made about which associates stay and which leave?

A: It’s too early to comment on the potential integration process. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of critical initiatives underway that will continue to improve our customer relationships and our business.

Q: If my role is eliminated, will there be a severance program? What will the severance policy be?

A: It’s too early to comment.

Q: What should I do during the pre-close period?

A: It is important that you continue to stay focused on doing a great job for our customers.

Q: Will stores be closed and, if so, what is the timeline?

A: It’s too early to comment on the potential integration process and its impact on stores. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of critical initiatives underway, including our new smaller store format, that will continue to improve our customer relationships and our business.

Q: Will this impact our incentive compensation plans for 2013?

A: No. The transaction is not expected to close until the end of 2013. Our announced incentive compensation plans will remain in place.

Q: How will we keep people from leaving the company between now and the time the transaction closes and integration work begins? How will we attract qualified job candidates to the company during this waiting period?

A: We recognize how important it is to keep talented associates. Although there is always some change anticipated with the merger of two large organizations, we believe in the potential for the combined companies and the benefits this merger will bring for our associates and customers.

Customer and Vendor Communications

Q: How will our customers and vendors be notified?

A: We are reaching out to our customers and vendors through all communications channels to ensure that they know what’s happening and understand our commitment to their business.

Q: How should I interact with my customers/vendors now?

A: Until the transaction closes, Office Depot and OfficeMax will remain two separate companies. We must continue to operate separately and to compete vigorously as we always have. You should continue to do business with your customers and vendors according to current policies until further notice and focus on continuing to provide the great customer service they have come to expect from us.

In addition, you should not speculate about the transaction. Don’t hesitate to ask your manager if you are unsure about what you can and cannot say or do prior to the transaction’s close.

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After the transaction has been approved and the merger is complete, the combination of Office Depot and OfficeMax is expected to create a stronger, more efficient global provider of office products and services.

Q: As a merchant, what should I tell my vendors about the FTC?

A: Share the following: As part of the regulatory process, you may receive a call from the Federal Trade Commission about our proposed merger. The call is purely routine – the FTC often contacts industry participants, including significant vendors, when a transaction like this is announced.

If you do receive a call, we would appreciate you making yourself available to respond to the FTC’s questions, and we thank you in advance for your time. Of course, we are interested in whether the FTC actually contacts you and, if so, what questions the FTC asks. We would appreciate any feedback you could provide to us.

Q: What should I tell my customers about the FTC?

A: Share the following: As part of the regulatory process, you may receive a call from the Federal Trade Commission about our proposed merger. The call is purely routine – the FTC often contacts industry participants, including significant customers, when a transaction like this is announced.

If you do receive a call, we would appreciate you making yourself available to respond to the FTC’s questions, and we thank you in advance for your time. Of course, we are interested in whether the FTC actually contacts you and, if so, what questions the FTC asks. We would appreciate any feedback you could provide to us.

Q: Will anything change about how we do business with our customers/vendors?

A: No. It is business as usual until the transaction closes.

Q: If customers or vendors want more information about the merger, where should I direct them?

A: Invite them to visit the Office Depot and OfficeMax external websites at www.officedepot.com and www.officemax.com. The “company information” sections will have content to update external stakeholders on any news about the merger.

Working with OfficeMax

Q: As an Office Depot associate, should I coordinate with my counterpart at the other company regarding business?

A: No. Until the transaction has been approved and the merger completed, Office Depot and OfficeMax will continue to operate independently, as completely separate companies. You should continue to pursue your respective business at Office Depot and operate under existing policies and guidelines.

Q: For prospective contract accounts with proposals from both OfficeMax and Office Depot, which one is valid?

A: Until the transaction has been approved and the merger completed, we continue to operate as completely separate companies and it is business as usual. We will continue to pursue new accounts and to deliver exceptional service.

Q: As an Office Depot store associate, what do I do if my counterpart store associate or field personnel come into my store?

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A: We are still competitors, just as we are competitors with Walmart, Target and Staples. Do not provide your counterpart associates with any information, and contact your district manager if you receive any inquiries. Our policy regarding no photographs or filming in-store (without permission) is still in effect as well, so do not allow anyone to enter the store for that purpose.

If You Receive Questions

Q: Am I allowed to talk about this change with my friends and family?

A: Yes, the announcement is public information. However, you must keep confidential any material, non-public information that might influence a person to buy or sell company stock.

Q: What if someone from the media calls me to ask questions?

A: You should not provide media interviews. If a member of the media contacts you, indicate that you are not a spokesperson for either company and refer that person to Brian Levine, Vice President, Corporate Communications, Office Depot at 561-438-2895.

Q: What if a shareholder, analyst or financial institution calls me to ask questions about the merger?

A: You should not provide information. If a member of the financial community, a shareholder, or anyone from a bank contacts you, indicate that you are not a spokesperson for either company and refer that person to Brian Turcotte, Vice President, Finance and Investor Relations, Office Depot at 561-438-6357.

Q: Who can we contact if we need additional information?

A: For more information on the transaction, please visit our website or contact the following:

For Associates and Media: Brian Levine, Vice President, Corporate Communications, Office Depot at 561-438-2895. For Investors: Brian Turcotte, Vice President, Finance and Investor Relations, Office Depot at 561-438-6357.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY

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STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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